Exhibit 99.1

METALÚRGICA GERDAU S.A.	GERDAU S.A.
Taxpayer ID (CNPJ/MF): 92.690.783/0001-09	Taxpayer ID (CNPJ/MF): 92.690.783/0001-09
Company Registry (NIRE): 43300001504	Company Registry (NIRE): 33300032266

MATERIAL FACT

Metalúrgica Gerdau S.A. and Gerdau S.A., in compliance with Instruction 358 enacted by the Securities and Exchange Commission of Brazil (CVM) on January 3, 2002, as amended, hereby announce to their shareholders and investors an important step in the evolution of their Corporate Governance.

Consistent with this process of transformation, as of January 1, 2018, the members of the Gerdau Johannpeter family that currently serve on the Executive Board — André Bier Gerdau Johannpeter, Chief Executive Officer (CEO), and Claudio Johannpeter and Guilherme Chagas Gerdau Johannpeter, both Executive Vice-Presidents — will serve exclusively on the Boards of Directors of which they are already members.

As members of the Boards of Directors, and drawing on their executive experience, the members of the Gerdau Johannpeter family will sharpen their focus on developing Gerdau’s medium and long-term strategies, aiming to create value to all stakeholders of the company and support its executives in implementing such strategies.

To lead this new executive stage, starting January 2018, the Board of Directors has chosen Gustavo Werneck, currently Executive Officer of the Brazil Business Division, as the new CEO of the Companies. Werneck, who is 44 years old, has been in the Company for 13 years. He has a bachelor’s degree in Mechanical Engineering from the Federal University of Minas Gerais and MBAs from INSPER and Fundação Getulio Vargas. He also completed specialization courses at INSEAD, Harvard Business School, Kellogg School of Management and the London Business School. Prior to serving as Executive Officer of the Brazil Business Division, he served as Corporate Director of Information Technology and as Industrial Director of Gerdau in India, among other positions.

As the future Chief Executive Officer (CEO) of Gerdau, he will focus on continuing and expediting the transformation the company has been going through in recent years, aiming to increase the profitability of operations and to create more value to shareholders.

The next four months will be dedicated to the transition of the new Governance in order to ensure a smooth process and, subsequently, to defining the executive functions and processes across the company.

Porto Alegre, August 24, 2017.

Harley Lorentz Scardoelli

Investor Relations Officer